FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commitment • Performance • Responsibility

TRANSITION TO IFRS
2004

DELIVERING THE ESSENTIALS OF LIFE

Transition to IFRS - 2004 | 2

CONTEXT OF THE PUBLICATION

In accordance with the European regulation on International Accounting Standards of July 19, 2002, the SUEZ Group consolidated financial statements for the year ending December 31, 2005 will be prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (IAS/IFRS) adopted by the European Union that are applicable at that date. The first published IFRS financial statements will concern fiscal year 2005 and will include comparative figures for 2004 prepared according to the same standards, except for IAS 32 and IAS 39, which the Group has elected to adopt effective from January 1, 2005.

In preparation for the publication of the 2005 IFRS financial statements with comparative information for 2004, and in accordance with the AMF recommendation concerning financial reporting during the transition period, preliminary information has been prepared on the impacts of the transition to IFRS with respect to:

•	the opening IFRS balance sheet at the transition date (January 1, 2004), in which the final transition adjustments will be recorded in equity on the publication of the 2005 financial statements (except for the adjustments arising from adoption of IAS 32 and IAS 39, which will be recorded in equity at January 1, 2005);

•	the reconciliation between the condensed French GAAP balance sheet and the preliminary condensed IFRS balance sheet at December 31, 2004;

•	the reconciliation between the condensed 2004 French GAAP income statement and the preliminary condensed 2004 IFRS income statement;

•	the reconciliation between the 2004 French GAAP statement of cash flows and the preliminary 2004 IFRS statement of cash flows.

The following financial information does not include the IFRS impact on concession activities. On March 3, 2005, the IFRIC published draft interpretations on the accounting treatment of service concession arrangements. The period for submitting comments ends on May 31 and the IASB is expected to approve the final interpretations during the second half of 2005. Pending completion of the Group’s analysis of the concession contracts and publication of the IFRIC’s final interpretations, concession assets and liabilities (with the exception of assets made available by the grantor at inception of the concessions – see section 3.2.1.B) and revenues and expenses will continue, at this stage, to be accounted for in accordance with French GAAP in the IFRS balance sheets at January 1, 2004 and December 31, 2004, as described in Notes 1.E, 1.L and 9.3 to the consolidated financial statements. These impacts will be disclosed as soon as the final interpretations have been published and the Group has completed its analysis of their implications.

Certain changes may be made to the opening balance sheet to take into account IFRS requirements related to service concession arrangements and any new IFRS interpretations published in 2005 for the preparation of the final 2005 IFRS financial statements.

The information below has been reviewed by the Audit Committee, which has been involved in examining the available options and all other issues related to the transition to IFRS, and also by the Board of Directors at its meetings of March 9, 2005 and May 13, 2005. In accordance with the opinion issued by the French National Institute of Registered Auditors, the Group’s auditors performed the necessary audit procedures in order to issue the accompanying special report.

This document presents the principles adopted in the preparation of the preliminary IFRS opening balance sheet at January 1, 2004, the differences with respect to French GAAP previously adopted by the Group and the preliminary impacts on the balance sheets at January 1 and December 31, 2004, and the 2004 income statement and statement of cash flows. The Group continues to apply the accounting policies presented in Note 1 to the consolidated financial statements in those areas not presenting any differences with regards to IFRS policies and options adopted by the Group, as detailed in Sections 2.2 and 4 of this document.

3 | Transition to IFRS - 2004

OVERVIEW	1

1.	OVERVIEW

Quantified information concerning the opening balance sheet at January 1, 2004 and the financial statements for the year ended December 31, 2004, does not include the impact of IFRS draft interpretations on concession activities, as IFRIC discussions regarding this issue are still in progress, nor the impact of IFRS standards on financial instruments, as the Group has elected to adopt IAS 32/39 from January 1, 2005, without restatement of comparative information.

Application of IFRS to the financial position at January 1, 2004 leads to an increase of €118 million in Group equity.

The main equity impacts result from the application of international standards concerning property, plant and equipment and intangible assets, negative goodwill, revenue recognition, deferred taxes and actuarial gains and losses relating to pension obligations in accordance with the options offered for first-time adoption.

The scope of consolidation is unchanged except for the consolidation of securitization funds. Cash flows remain unchanged. The IFRS adjustments have no material impacts on Group net debt at January 1 and December 31, 2004.

Net income under IFRS for the year ended December 31, 2004 is €83 million lower than under French GAAP. Excluding non-recurring items essentially relating to the elimination of the accelerated release to profit of negative goodwill, net income under IFRS is higher than net income under French GAAP. This increase is attributable to the cessation of goodwill amortization, partially offset by an increase in property, plant and equipment depreciation and intangible asset amortization and the cost of stock option plans.

At December 31, 2004, Group equity is identical under the two accounting bases at €7,922 million.

Transition to IFRS - 2004 | 4

STANDARDS AND INTERPRETATIONS APPLIED TO PREPARE THE PRELIMINARY FINANCIAL INFORMATION UNDER IFRS
2	2.1 Standards adopted

2.	STANDARDS AND INTERPRETATIONS APPLIED TO PREPARE THE PRELIMINARY FINANCIAL INFORMATION UNDER IFRS

2.1	STANDARDS ADOPTED

The financial information presented below has been prepared based on IAS/IFRS standards and interpretations adopted by the European Union at the end of April 2005.

As allowed under IFRS 1, the SUEZ Group has decided to postpone the first-time adoption of IAS 32 and IAS 39 until January 1, 2005. The main changes in accounting policies resulting from the application of these two standards are presented in section 5.

The IFRS information presented in this document does not reflect the possible impacts of applying:

•	the standards and interpretations published as of April 2005 the adoption of which is not compulsory until the fiscal year commencing January 1, 2006;

•	the proposed drafts interpretations and exposure drafts published by the IFRIC and the IASB at the end of April 2005.

In particular, the Group has currently decided not to apply in advance at January 1, 2004 IFRIC 4 – Determining whether an arrangement contains a lease –. Application of this interpretation is compulsory as from January 1, 2006 with earlier application encouraged. The changes in accounting policies arising from application of IFRIC 4 are presented in section 5.

As explained above, pending publication of the final IFRIC interpretations, concession assets and liabilities and revenues and expenses have been, at this stage, accounted for in accordance with the Group’s current accounting principles under French GAAP. The issues identified in relation to current discussions within the IFRIC are presented in section 5.

Certain standards and interpretations adopted by the European Union may undergo changes before the end of 2005.

5 | Transition to IFRS - 2004

STANDARDS AND INTERPRETATIONS APPLIED TO PREPARE THE PRELIMINARY FINANCIAL INFORMATION UNDER IFRS
2.2 Description of accounting options associated with first time adoption of IFRS at January 1, 2004 2.3 Accounting options chosen by SUEZ relating to other IAS / IFRS	2

2.2	DESCRIPTION OF ACCOUNTING OPTIONS ASSOCIATED WITH FIRST TIME ADOPTION OF IFRS AT JANUARY 1, 2004

IFRS 1 – First-time Adoption of International Financial Reporting Standards – authorizes first-time adopters to apply certain exemptions from other IAS/IFRS. The options applied by the Group are as follows:

2.2.1	Pensions and other post-retirement benefit obligations: cumulative actuarial gains and losses

As allowed under IFRS 1, the Group has elected to recognize in equity in the opening IFRS balance sheet cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003.

2.2.2	Cumulative translation adjustments

As allowed under IFRS 1, the Group has elected to transfer cumulative translation adjustments at January 1, 2004 to “Consolidated reserves” in equity. This reclassification took place following the presentation of goodwill in the currency of the acquired entity, as mentioned in section 4.3.

2.2.3	Business combinations

As allowed under IFRS 1, the Group has elected not to restate, in accordance with IFRS 3, acquisitions carried out prior to January 1, 2004, including minority interest investments following acquisition of control. Consequently, goodwill written off against equity on acquisitions made prior to January 1, 2000 (see Note 13.5 to the consolidated financial statements) that were financed by the issuance of shares has not been restated in the opening IFRS balance sheet.

2.2.4	Revaluation of property, plant and equipment and intangible assets

The Group has decided not to apply the exemption provided for in IFRS 1, allowing some or all property, plant and equipment and intangible assets to be revalued at fair value in the opening IFRS balance sheet at January 1, 2004.

2.2.5	Stock options and other share-based payments

As allowed by IFRS 1, the Group has decided to limit the application of IFRS 2 to equity settled share-based payments that were granted after November 7, 2002 and had not yet vested at January 1, 2005.

2.3	ACCOUNTING OPTIONS CHOSEN BY SUEZ RELATING TO OTHER IAS / IFRS

Accounting options chosen by the Group relating to other IAS/IFRS are detailed in section 4 of this document, together with a presentation of the main differences compared with French GAAP.

Transition to IFRS - 2004 | 6

IMPACT OF TRANSITION ON THE EQUITY, THE BALANCE SHEET AND THE INCOME STATEMENT AT JANUARY 1 AND DECEMBER 31, 2004
3	3.1 Reconciliation of equity under French GAAP and IFRS at January 1, 2004 and December 31, 2004

3.	IMPACT OF TRANSITION ON THE EQUITY, THE BALANCE SHEET AND THE INCOME STATEMENT AT JANUARY 1 AND DECEMBER 31, 2004

3.1	RECONCILIATION OF EQUITY UNDER FRENCH GAAP AND IFRS AT JANUARY 1, 2004 AND DECEMBER 31, 2004

		Group’s shareholders equity					Minority interests		Equity 100%
In millions of euros	Note	January 1, 2004	Net income	Cumulative translation adjustments	Other	Dec. 31, 2004	Jan. 1, 2004	Dec. 31, 2004	Jan. 1, 2004	Dec. 31, 2004
Equity according to French GAAP		6,896	1,804	(173)	(605)	7,923	4,847	4,770	11,743	12,693
Pensions and other post-retirement benefit obligations – cumulative actuarial gains and losses	4.1	(293)	14	6	(24)	(297)	(15)	(23)	(308)	(320)
Goodwill:		179	18	(8)	5	194	(18)	23	162	218
Amortization of goodwill	4.2		240	(3)		237		31		269
Negative goodwill	4.2	300	(221)		2	81			300	81
Goodwill in the currency of the acquired entity	4.3	(121)		(5)	2	(124)	(16)	(6)	(137)	(130)
Property, plant and equipment	4.4	560	(61)	4	(10)	492	557	537	1,117	1,029
Deferred taxes - cancellation of discounting adjustment	4.5	(139)	1			(138)	(10)	(1)	(149)	(139)
Intangible assets	4.6	(78)	(11)		2	(88)	1	(4)	(77)	(92)
Revenue Recognition	4.7	(139)	(19)	6		(152)	(51)	(69)	(190)	(221)
Share-based payment	4.9		(18)		18
Other		7	(19)	(15)	(42)	(69)	(17)	(41)	(10)	(110)
Deferred tax on adjustments	4.5	21	13	(7)	29	56	(113)	(106)	(92)	(49)

Total IFRS adjustments		118	(83)	(13)	(23)	(1)	335	316	453	316

Equity according to IFRS		7,014	1,722	(185)	(628)	7,922	5,182	5,086	12,196	13,008

Note: the adjustments presented above are discussed in section 4.

7 | Transition to IFRS - 2004

IMPACT OF TRANSITION ON THE CONSOLIDATED FINANCIAL
STATEMENTS AT JANUARY 1 AND DECEMBER 31, 2004
3.2 Reconciliation of the consolidated balance sheet at January 1 and December 31, 2004	3

3.2	RECONCILIATION OF THE CONSOLIDATED BALANCE SHEET AT JANUARY 1 AND DECEMBER 31, 2004

3.2.1	Main balance sheet reclassifications

A.	Assets and liabilities current/non-current distinction

Under IAS 1, assets and liabilities must be broken down between current and non-current items. The tables in sections 3.2.2 A and 3.2.3 A below present the current/non-current reclassifications of the French GAAP balance sheet.

The Group adopts the following rules when applying the IAS 1 presentation rules to the main balance sheet headings:

•	Working capital assets and liabilities relating to the normal operating cycle are classified as current assets.

Working capital assets and liabilities not relating to normal operating cycle are classified in current assets and liabilities when the entities expect to realize the asset or settle the liability in the 12 months following the accounting period-end. Conversely, such assets and liabilities are classified as non-current when the realization of the asset or the settlement of the liability is expected after 12 months following the accounting period-end.

•	Fixed assets are classified as non-current with the exception of financial assets which are broken down between current and non-current. Current financial assets primarily consist of financial assets which the Group intends to sell or realize within a period of 12 months and the current portion (less than one year) of long-term financial receivables.

•	Reserves for contingencies and losses relating to the normal operating cycle of the concerned activity and the current portion (less than one year) of other reserves for contingencies and losses are classified as current liabilities. Reserves not meeting these criteria are classified as non-current liabilities.

The portion of reserves for pensions and other post-retirement benefit obligations falling due within more than one year is classified as non-current and the portion falling due within one year is classified as current. The current portion of pensions and other post-retirement benefit obligations represents cash outflows that the Group considers will be necessary during the 12 months following the accounting period-end in respect of funded and unfunded plans.

In addition, the current and non-current portions relating to reimbursement rights (see section 4.1) were reclassified in the same way as the current/non-current classification of the corresponding pension commitments.

•	Borrowings to be settled within the 12 months following the accounting period-end are classified as current. Conversely, the portion of borrowings falling due after more than 12 months is classified in non-current liabilities.

As an exception to this general principle, short-term financing maturing within 12 months of the accounting period-end, in respect of which the Group intends to make use of refinancing authorizations available at this date to extend the financing over a period exceeding 12 months, are classified as non-current.

•	Deferred tax balances are presented in full in non-current assets and liabilities.

B.	Concessions: Presentation of assets made available by the grantor at the inception of the concession

As detailed in Notes 1L, 1E and 9.3 to the French GAAP financial statements, assets made available by the concession grantor without consideration at the inception of contracts are recorded in assets in the amount of €3,543 million at January 1, 2004 and €3,544 million at December 31, 2004, offset through “Special concession accounts” in liabilities in the same amounts.

In the IFRS balance sheet at January 1, 2004 and December 31, 2004, these assets are eliminated by offset against the corresponding liabilities.

With the exception of this reclassification and pending the definitive publication of IFRIC interpretations on the accounting treatment of concession activities, the Group continues to adopt the accounting treatment currently applied in the French GAAP financial statements, as detailed in section 5.1.

C.	Debt premiums

Bond redemption premiums (€157 million at January 1, 2004 and €106 million at December 31, 2004) and debt issue premiums (€156 million at January 1, 2004 and €111 million at December 31, 2004) have been reclassified as a deduction from debt.

Transition to IFRS - 2004 | 8

IMPACT OF TRANSITION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JANUARY 1 AND DECEMBER 31, 2004
3	3.2 Reconciliation of the consolidated balance sheet at January 1 and December 31, 2004

3.2.2	Reconciliation of the consolidated balance sheet at January 1, 2004

A.	Reclassifications

In millions of euros	French GAAP balance sheet at December 31, 2003	Reclassifications	Concessions	Debt premiums	French GAAP balance sheet under IFRS format
Non current assets
Intangible assets, net	1,633			(3)	1,630
Goodwill, net	5,852				5,852
Property, plant and equipment, net	27,127		(3,543)	(31)	23,553
Financial assets	3,684	(972)			2,712
Companies accounted for under the equity method	3,333				3,333
Non current receivables		313			313
Deferred tax assets		895		(1)	894

Total non current assets	41,630	237	(3,543)	(36)	38,287

Current assets
Financial assets		972			972
Assets related to discontinued operations
Inventories and work in progress	1,850				1,850
Trade receivables and other receivables	14,768	(1,209)		(289)	13,269
Marketable securities, cash and cash equivalents	11,703				11,703

Total current assets	28,321	(237)		(289)	27,794

Total assets	69,950	0	(3,543)	(326)	66,081

Shareholders’ equity	6,896				6,896
Minority interests	4,847				4,847

Total equity	11,743				11,743

Non current liabilities
Special concession accounts	4,847		(3,543)		1,304
Reserves for contingencies and losses	10,440	(2,912)			7,528
Long term borrowings		17,550		(230)	17,320
Other non current liabilities		760			760
Deferred tax liabilities		888			888

Total non current liabilities	15,287	16,287	(3,543)	(230)	27,801

Current liabilities
Liabilities related to discontinued operations
Reserves for contingencies and losses		2,912			2,912
Short term borrowings and current portion of long term borrowings	26,694	(17,550)		(83)	9,062
Accounts payables	16,225	(4,130)			12,095
Other current liabilities		2,480		(13)	2,467

Total current liabilities	42,920	(16,287)	0	(95)	26,537

Total equity and liabilities	69,950	0	(3,543)	(326)	66,081

9 | Transition to IFRS - 2004

IMPACT OF TRANSITION ON THE CONSOLIDATED FINANCIAL
STATEMENTS AT JANUARY 1 AND DECEMBER 31, 2004
3.2 Reconciliation of the consolidated balance sheet at January 1 and December 31, 2004	3

B.	Adjustments

Note: Comments on each of the following adjustment columns are presented in section 4.

The “Other” column comprises several different adjustments each of which are individually immaterial except those described in section 4.11.

	French GAAP balance sheet under IFRS format at January 1, 2004	IAS 19 Pensions and other post - retirement benefit obligations	IFRS 3 Business combi - nations	IAS 21 Effects of changes in foreign exchange rates	IAS 16 - IFRIC 1 Property, plant and equipment	IAS 12 Deferred taxes	IAS 38 Intangible assets	IAS 18 Revenue recognition	IAS 27 - SIC 12 Securi - tization	IFRS 5 Discon - tinued opera - tions	Other adjust - ments	Total IFRS adjust - ments at Jan. 1, 2004	IFRS opening balance sheet at January 1, 2004
In millions of euros		(note 4.1)	(note 4.2)	(note 4.3)	(note 4.4)	(note 4.5)	(note 4.6)	(note 4.7)	(note 4.8)	(note 4.9)
Non current assets
Intangible assets, net	1,630			6	652		(74)			(199)	(18)	367	1,996
Goodwill, net	5,852		1	(142)			(5)			(191)	(106)	(442)	5,410
Property, plant and equipment, net	23,553		(6)		57	(14)	(5)			(354)	(198)	(521)	23,032
Financial assets	2,712	1,464								(7)	7	1,464	4,177
Companies accounted for under the equity method	3,333	(48)	3	(1)	7	(88)	7	8			79	(32)	3,301
Non current receivables	313	(32)					(7)				25	(14)	299
Deferred tax assets	894					81				(154)	64	(12)	882

Total non current assets	38,287	1,380	(2)	(137)	717	(21)	(83)	8	0	(905)	(146)	810	39,097

Current assets
Financial assets	972	166			(3)		1		(89)	(2)	15	88	1,060
Assets related to discontinued operations										1,454		1,454	1,454
Inventories and work in progress	1,850				(1)					(80)	(655)	(736)	1,114
Trade receivables and other receivables	13,269				10		(6)	31	466	(251)	(9)	242	13,511
Marketable securities, cash and cash equivalents	11,703									(216)		(216)	11,487

Total current assets	27,794	166	0	0	6	0	(4)	31	377	905	(649)	832	28,626

Total assets	66,081	1,546	(2)	(137)	722	(21)	(88)	39	377	0	(794)	1,641	67,723

Transition to IFRS - 2004 | 10

IMPACT OF TRANSITION ON THE CONSOLIDATED FINANCIAL

STATEMENTS AT JANUARY 1 AND DECEMBER 31, 2004

3.2 Reconciliation of the consolidated balance sheet

at January 1 and December 31, 2004

3

B. Adjustments (continued)

In millions of euros	French GAAP balance sheet under IFRS format at January 1, 2004	IAS 19 Pensions and other post - retirement benefit obligations	IFRS 3 Business combi - nations	IAS 21 Effects of changes in foreign exchange rates	IAS 16 - IFRIC 1 Property, plant and equipment	IAS 12 Deferred taxes	IAS 38 Intangible assets	IAS 18 Revenue recognition	IAS 27 - SIC 12 Securi - tization	IFRS 5 Discon - tinued opera - tions	Other adjust - ments	Total IFRS adjust - ments at Jan. 1, 2004	IFRS opening balance sheet at January 1, 2004
		(note 4.1)	(note 4.2)	(note 4.3)	(note 4.4)	(note 4.5)	(note 4.6)	(note 4.7)	(note 4.8)	(note 4.9)
Shareholders’ equity	6,896	(293)	300	(121)	560	(118)	(78)	(139)			7	118	7,014
Minority interests	4,847	(15)		(16)	557	(123)	1	(51)			(17)	335	5,182

Total equity	11,743	(308)	300	(137)	1,117	(241)	(77)	(190)	0	0	(10)	453	12,196

Non current liabilities
Special concessions accounts	1,304				(5)							(9)	1,295
Reserves for contin - gencies and losses	7,528	1,690			149					(88)	78	1,829	9,357
Long term borrowings	17,320								377	9	7	394	17,714
Other non current
liabilities	760						(10)	228		(5)	(54)	164	924
Deferred tax liabilities	888					211				(144)	(85)	(18)	871

Total non current liabilities	27,801	1,690	0	0	145	211	(10)	228	377	(227)	(54)	2,360	30,161

Current liabilities
Liabilities related to discontinued operations										912		912	912
Reserves for contin - gencies and losses	2,912	164	(302)		(508)		(2)			(27)	(54)	(729)	2,183
Short term borrowings and current portion of long term borrowings	9,062									(286)	22	(263)	8,799
Accounts payables	12,095				45	10				(334)	(447)	(726)	11,370
Other current liabilities	2,467				(76)					(38)	(252)	(366)	2,101

Total current liabilities	26,537	164	(302)	0	(540)	10	(1)	0	0	228	(730)	(1,172)	25,365

Total equity and liabilities	66,081	1,546	(2)	(137)	722	(21)	(88)	39	377	0	(794)	1,641	67,723

11 | Transition to IFRS - 2004

IMPACT OF TRANSITION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JANUARY 1 AND DECEMBER 31, 2004 3.2 Reconciliation of the consolidated balance sheet at January 1 and December 31, 2004	3

3.2.3	Reconciliation of the consolidated balance sheet at December 31, 2004

A. Reclassifications

In millions of euros	French GAAP balance sheet at December 31, 2004	Reclassifications	Concessions	Debt premiums	French GAAP balance sheet under IFRS format at December 31, 2004
Non current assets
Intangible assets, net	1,354			(2)	1,352
Goodwill, net	5,352				5,352
Property, plant and equipment, net	25,779		(3,544)	(22)	22,214
Financial assets	3,652	(717)			2,935
Companies accounted for under the equity method	3,054			(2)	3,052
Non current receivables		355			355
Deferred tax assets		578		(1)	577

Total non current assets	39,191	216	(3,544)	(27)	35,837

Current assets
Financial assets		716			716
Assets related to discontinued operations
Inventories and work in progress	1,512				1,512
Trade receivables and other receivables	13,722	(931)		(203)	12,587
Marketable securities, cash and cash equivalents	8,557				8,557

Total current assets	23,791	(215)	0	(203)	23,372

Total assets	62,982	0	(3,544)	(230)	59,208

Shareholders’ equity	7,923				7,923
Minority interests	4,770				4,770

Total equity	12,693	0	0	0	12,693

Total current liabilities
Special concession accounts	4,999		(3,544)		1,455
Reserves for contingencies and losses	9,695	(2,362)			7,334
Long term borrowings		16,015		(144)	15,871
Other non current liabilities		773			773
Deferred tax liabilities		889			889

Total non current liabilities	14,694	15,315	(3,544)	(144)	26,321

Current liabilities
Liabilities related to discontinued operations
Reserves for contingencies and losses		2,362			2,362
Short term borrowings and current portion of long term borrowings	20,072	(16,015)		(73)	3,983
Accounts payables	15,523	(3,974)			11,549
Other current liabilities		2,313		(13)	2,300

Total current liabilities	35,595	(15,315)	0	(86)	20,194

Total equity and liabilities	62,982	0	(3,544)	(230)	59,208

Transition to IFRS - 2004 | 12

3	IMPACT OF TRANSITION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JANUARY 1 AND DECEMBER 31, 2004 3.2 Reconciliation of the consolidated balance sheet at January 1 and December 31, 2004

B.	Adjustments

Note: Comments on each of the following adjustment columns are presented in section 4.

The “Other” column comprises several different adjustments each of which are individually immaterial except those described in section 4.11.

In millions of euros	French GAAP balance sheet under IFRS format at December 31, 2004	IAS 19 Pensions and other post- retirement benefit obligation	IFRS 3 Business combi- nations	IAS 21 Effects of changes in foreign exchange rates	IAS 16- IFRIC 1 Property, plant and equipment	IAS 12 Defer- red taxes	IAS 38 Intangible assets	IAS 18 Revenue recognition	IAS 27- SIC 12 Securi- tization	IFRS 5 Discon- tinued operations	Other adjust- ments	Total IFRS adjus- tments at Dec. 31, 2004	IFRS balance sheet at December 31, 2004
		(note 4.1)	(note 4.2)	(note 4.3)	(note 4.4)	(note 4.5)	(note 4.6)	(note 4.7)	(note 4.8)	(note 4.9)
Non current assets
Intangible assets, net	1,352			6	673		(90)	(5)			(15)	569	1,921
Goodwill, net	5,352		272	(138)			(1)				(162)	(30)	5,322
Property, plant and equipment, net	22,214		(6)		(19)		(3)				(209)	(238)	21,976
Financial assets	2,935	1,384									4	1,388	4,323
Companies accounted for under the equity method	3,052	(42)	12	3	1	(95)	7	(6)			7	(114)	2,938
Non current receivables	355	(71)						1			10	(60)	295
Deferred tax assets	577					83					(18)	65	642

Total non current assets	35,837	1,271	278	(130)	654	(12)	(87)	(10)	0	0	(383)	1,591	37,417

Current assets
Financial assets	716	157					1		(97)		(7)	55	771
Assets related to discontinued operations
Inventories and work in progress	1,512				5						(371)	(366)	1,146
Trade receivables and other receivables	12,587	1			(5)		(17)	14	489		(13)	469	13,056
Marketable securities, cash and cash equivalents	8,557												8,557

Total current assets	23,372	158	0	0	0		(16)	14	393	0	(391)	158	23,530

Total assets	59,208	1,429	278	(130)	654	(12)	(103)	4	393	0	(774)	1,738	60,947

13 | Transition to IFRS - 2004

IMPACT OF TRANSITION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JANUARY 1 AND DECEMBER 31, 2004 3.2 Reconciliation of the consolidated balance sheet at January 1 and December 31, 2004	3

B. Adjustments (continued)

In millions of euros	French GAAP balance sheet under IFRS format at December 31, 2004	IAS 19 Pensions and other post- retirement benefit obligation	IFRS 3 Business combi- nations	IAS 21 Effects of changes in foreign exchange rates	IAS 16- IFRIC 1 Property, plant and equipment	IAS 12 Deferred taxes	IAS 38 Intangible assets	IAS 18 Revenue recognition	IAS 27- SIC 12 Securi- tization	IFRS 5 Discon- tinued operations	Other adjust- ments	Total IFRS adjus- tments at Dec. 31, 2004	IFRS balance sheet at December 31, 2004
		(note 4.1)	(note 4.2)	(note 4.3)	(note 4.4)	(note 4.5)	(note 4.6)	(note 4.7)	(note 4.8)	(note 4.9)
Shareholders’ equity	7,923	(297)	318	(124)	492	(82)	(88)	(152)			(69)	(1)	7,922
Minority interests	4,770	(24)	31	(6)	537	(106)	(4)	(69)			(43)	316	5,086

Total equity	12,693	(320)	349	(130)	1,029	(188)	(92)	(221)	0	0	(112)	316	13,008

Non current liabilities
Special concessions accounts	1,455				(6)							(6)	1,449
Reserves for contingencies and losses	7,334	1,600			160						44	1,805	9,139
Long term borrowings	15,871								393		(13)	381	16,251
Other non current liabilities	773				1		(10)	225			(32)	184	958
Deferred tax liabilities	889					175					(157)	19	907

Total non current liabilities	26,321	1,600	0	0	156	175	(10)	225	393	0	(157)	2,383	28,704

Current liabilities
Liabilities related to discontinued operations
Reserves for contingencies and losses	2,362	148	(72)		(482)		(1)				(85)	(493)	1,868
Short term borrowings and current portion of long term borrowings	3,983										19	18	4,001
Accounts payables	11,549				25						(411)	(386)	11,163
Other current liabilities	2,300				(73)						(26)	(99)	2,201

Total current liabilities	20,194	148	(72)	0	(531)	0	(1)	0	0	0	(505)	(960)	19,234

Total equity and liabilities	59,208	1,429	278	(130)	654	(12)	(103)	4	393	0	(774)	1,738	60,947

Transition to IFRS - 2004 | 14

3	IMPACT OF TRANSITION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JANUARY 1 AND DECEMBER 31, 2004 3.3 Reconciliation of the income statement for the year ended December 31, 2004

3.3	RECONCILIATION OF THE INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004

3.3.1	Reconciliation of the consolidated income statement for the year ended December 31, 2004

Note: Comments on each of the following adjustment columns are presented in section 4.

The “Other” column comprises several different adjustments each of which are individually immaterial except those described in section 4.11.

In millions of euros	French GAAP at December 31, 2004	Reclas- sifica- tions	French GAAP under IFRS format	IAS 19 Pensions and other post- retirement benefit obligations	IFRS 3 Business combi- nations	IAS 16- IFRIC 1 Property, plant and equipment	IAS 12 Deferred taxes	IAS 38 Intangible assets	IAS 18 Revenue recognition	IFRS 2 Share- based payment	IFRS 5 Discon- tinued opera- tions	Other adjust- ments	Total IFRS adjust- ments	IFRS at Dec. 31, 2004
				(note 4.1)	(note 4.2)	(note 4.4)	(note 4.5)	(note 4.6)	(note 4.7)	(note 4.10)	(note 4.9)
Revenues	40,739		40,739						(2,926)			6	(2,919)	37,820
Operating expense, net	(34,805)	(412)	(35,217)	2		65		(16)	2,888	(18)			2,920	(32,297)
Depreciation and amortization expense	(2,333)	351	(1,983)	96	(41)	(156)		8				282	189	(1,794)
Operating income (loss)	3,601	(62)	3,540	98	(41)	(91)	0	(9)	(38)	(18)	0	288	190	3,729
Impairment		(254)	(254)			8						(20)	(12)	(265)
Restructuring costs		(80)	(80)											(80)
Disposals of investments and of items of PPE		894	894			(2)					(716)	(19)	(739)	155
Income from ordinary activities	3,601	499	4,100	98	(41)	(86)	0	(9)	(38)	(18)	(716)	249	(561)	3,539
Financial interests, net	(961)	(32)	(993)			1		(3)				(6)	(7)	(1,000)
Other financial income (expenses)(a)	286	(13)	273	(86)		(11)		(7)				(222)	(326)	(53)
Financial loss	(675)	(45)	(720)	(86)	0	(9)	0	(10)	0	0	0	(228)	(333)	(1,053)
Exceptional income	956	(956)
Income tax expense	(937)		(937)				12					(4)	7	(929)
Share in income of companies accounted for under the equity method	(56)	341	285	2	(1)	(1)	(7)	(1)				3	(4)	281
Profit from continuing operations														1,838
Profit from discontinued operations											716		716	716
Amortization of goodwill	(253)	161	(92)		92								92

Net income before minority interests	2,637	0	2,637	14	50	(96)	5	(19)	(38)	(18)	0	20	(83)	2,554

Minority interests	(832)		(832)		(32)	35	9	8	18			(38)	0	(832)

Net income	1,804	0	1,804	14	18	(61)	14	(11)	(19)	(18)	0	(19)	(83)	1,722

(a)	In its first IFRS financial statements, the Group will present separately the financial income and the financial expenses.

Earnings per share for the net income attributable to the equity holders of the parent entity (in €)
Earnings per share	1.73
Diluted earnings per share	1.70

Earnings per share for profit from continuing operations attributable to the equity holders of the parent entity (in €)
Earnings per share	1.01
Diluted earnings per share	0.99

15 | Transition to IFRS - 2004

IMPACT OF TRANSITION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JANUARY 1 AND DECEMBER 31, 2004 3.3 Reconciliation of the consolidated income statement for the year ended December 31, 2004	3

3.3.2	Main reclassifications in the Income Statement

A. Income Statement presentation

The Group has elected to continue to present the income statement by nature.

B. Exceptional income

In accordance with IAS 1, items reported in exceptional income and expenses in the French GAAP financial statements are reclassified in the IFRS income statement under Operating Income and/or Financial Loss. However, restructuring costs, gains and losses on disposals of investments and items of Power, plant and equipment (PPE) and impairment losses are reported separately in the IFRS income statement.

In millions of euros	2004 Income at 100%
Exceptional income under French GAAP	956
Reclassifications under IFRS
Operating income	280
Impairment	(254)
Restructuring costs	(80)
Disposals of investments and of items of PPE	894
Financial income (loss)	(45)
Amortization of Goodwill	161

Total	956

Exceptional items under French GAAP presented in Operating Income under IFRS primarily include the following:

•	nuclear waste reprocessing reserves adjusted in accordance with the measurement principles approved in Belgium by the Electricity and Gas Monitoring Committee in the amount of €152 million income;

•	income of €140 million in respect of estimated receivable for supplementary pension benefits and equivalent paid by the Group for personnel providing services on behalf of distribution network operators in Belgium;

•	reserve reversals recorded following the transfer of Lydec pension obligations to an external fund in the amount of €77 million.

Exceptional income under French GAAP includes the accelerated reversal of Tractebel Energia negative goodwill in the amount of €161 million. This reversal is reclassified in “Goodwill amortization” in the French GAAP income statement presented in IFRS format. As detailed in section 4.2, this reversal is eliminated in IFRS net income following application of the provisions of IFRS 3.

C. Share in income of companies accounted for under the equity method

As detailed in Note 1G to the consolidated financial statements, Electrabel’s share in the pre-tax income from ordinary activities of the mixed inter-municipal companies is presented in the French GAAP financial statements in operating income under the heading “Income from mixed inter-municipal companies and joint operations” in the amount of €341 million. Under IAS 28, this share in pre-tax income is deducted from operating income and presented in the IFRS Income Statement under the heading “Share in income of companies accounted for under the equity method” after income from ordinary activities.

D. Other operating income

In the French GAAP financial statements, other operating income primarily comprises capitalized production, expense transfers, and other income from ordinary activities. Under IFRS, these income items are deducted from operating expenses.

E. Financial income/(loss)

Under IFRS, the financial income/(loss) is broken down between “financial interests, net” and “other financial income and expenses”. The line item “financial interest, net” primarily includes the interest expenses related to borrowings and exchange differences arising from foreign currency borrowings and gain and loss arising from foreign currency and interest rate borrowing’s hedging transactions as well as interest income and other income generated by marketable securities and cash and cash equivalent.

F. Other reclassifications

Other reclassifications resulting from the adoption of IFRS are described in the following section and concern:

•	the presentation of revenue with respect to certain energy trading transactions and revenue collected on behalf of third parties by the Environment Division (see section 4.7);

•	the classification in financial income/(loss) of the reversal of discounting adjustments to long-term reserves for contingencies and losses (see section 4.11);

•	the classification in financial income/(loss) of the interest cost on pensions and other post-retirement benefit obligations, net of the expected return on plan assets (see section 4.1);

•	the presentation of the profit from discontinued operations on a separate line of the income statement (see section 4.10).

Transition to IFRS - 2004 | 16

4	MAIN DIFFERENCES BETWEEN GROUP ACCOUNTING POLICIES (FRENCH GAAP) AND IAS / IFRS 4.1 Pensions and other post-retirement benefit obligations (IAS 19)

4.	MAIN DIFFERENCES BETWEEN GROUP ACCOUNTING POLICIES (FRENCH GAAP) AND IAS / IFRS

The impacts on equity presented below are stated before tax and excluding minority interests (unless otherwise indicated).

4.1	PENSIONS AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS (IAS 19)

As part of first-time adoption of IFRS and as allowed under IFRS 1, the Group has elected to recognize in equity in the opening IFRS balance sheet cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003, leading to a reduction in opening equity at January 1, 2004 of €293 million and at December 31, 2004 of €297 million. The positive impact on net income of €14 million corresponds to the elimination of the amortization of actuarial gains recognized in the French GAAP financial statements.

Among the options offered by IAS 19 with respect to the recognition of actuarial gains and losses arising after January 1, 2004, the Group has elected to continue to apply the “corridor” method as adopted in the French GAAP financial statements. This method consists in recognizing the portion of net cumulative actuarial gains and losses resulting from changes in actuarial assumptions that exceed the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of any plan assets. The fraction exceeding 10% is spread over the remaining service lives of plan participants.

The Group has also elected to present the interest cost in respect of pension and other post-retirement benefit obligations in financial income/(loss) along with the expected return on plan assets. This reclassification does not impact equity and translates into an €86 million increase in financial expenses for the year ended December 31, 2004 and a decrease in the same amount in net depreciation and amortization expenses of operating income.

Application of the provisions of IAS 19 concerning the presentation of plan assets and liabilities has led to certain changes in the balance sheet presentation of pension and other post-retirement benefit obligations.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by inter-municipal companies. As explained in Note 1.0 to the consolidated financial statements, the inter-municipal companies do not have staff of their own and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal entities based on actual costs.

In the French GAAP financial statements, in light of Electrabel’s right to reimbursement from the inter-municipal entities, pension obligations towards distribution employees are netted off against the receivables from the inter-municipal entities in the same amount.

In the IFRS financial statements, the reimbursement right does not qualify as a plan asset under IAS 19. The obligation is therefore recognized as a liability in Electrabel’s balance sheet and as an asset in the same amount corresponding to the reimbursement right. The reclassification amounted to €1,397 million at January 1, 2004 and €1,212 million at December 31, 2004.

Insurance policies taken out with related parties also represent reimbursement rights and are recognized as an asset in accordance with IAS 19 and not deducted from pension benefit obligations under liabilities. In the French GAAP financial statements, the reimbursement rights are qualified as plan assets and are therefore deducted from pension and other post-retirement benefit obligations under liabilities. The impact on the IFRS financial statements of this difference in presentation is an increase in provisions for pensions and other post-retirement benefit obligations of €229 million at January 1, 2004 and €326 million at December 31, 2004 and an equivalent increase in assets corresponding to recognition of a reimbursement right.

These differences in presentation have no impact on equity in the opening IFRS balance sheet at January 1, 2004 and at December 31, 2004 nor on 2004 net income (as the rules governing the determination of reimbursement rights to be recognized in the income statement are the same as those applied to plan assets).

17 | Transition to IFRS - 2004

MAIN DIFFERENCES BETWEEN GROUP ACCOUNTING POLICIES (FRENCH GAAP) AND IAS / IFRS 4.2 Business combinations (IFRS 3) 4.3 Effects of changes in foreign exchange rates (IAS 21)	4

4.2	BUSINESS COMBINATIONS (IFRS 3)

Under IFRS 3, the excess of the fair value of identifiable assets and liabilities acquired over the acquisition cost is recognized immediately in profit or loss. In accordance with this standard, negative goodwill recorded in the French GAAP balance sheet at December 31, 2003 was eliminated through equity at January 1, 2004, leading to an increase in equity of €300 million at this date and of €81 million at December 31, 2004 and a decrease in 2004 net income of € 221 million.

In the French GAAP financial statements negative goodwill is recorded in liabilities and written back to profit or loss over a period that reflects the objectives and projections established at the time of acquisition, in accordance with CRC regulation 99-02. At December 31, 2004, the reversal of negative goodwill, amounting to €221 million, includes in particular an accelerated reversal of negative goodwill recognized in 1998 on the acquisition of the Brazil-based subsidiary, Tractebel Energia, as described in Note 5.2 to the consolidated financial statements, for €161 million.

In the absence of specific IFRS provisions, the Group has retained the accounting treatment adopted under French GAAP for minority interests acquired in 2004. The difference between the acquisition price of minority interests and the share in equity purchased is recorded as goodwill, without the revaluation of assets and liabilities acquired.

The main goodwill balances recorded on the acquisition of minority interests in 2004 totaled €130 million (acquisition of an additional 10% interest in Distrigaz and Fluxys).

Under French GAAP goodwill is amortized on a straight-line basis over periods which best reflect initial assumptions and objectives at the time of the acquisition.

Under IFRS 3, goodwill is no longer amortized from January 1, 2004 but is subject to impairment tests at least once yearly in order to detect any potential loss in value. The amortization recognized under French GAAP in 2004 was therefore reversed out under IFRS leading to an increase of €240 million in 2004 net income and €237 million Group equity at December 31, 2004.

As detailed in Note 1F to the French GAAP financial statements, the Group already performs an annual review of its main goodwill balances.

4.3	EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES (IAS 21)

In the IFRS financial statements, goodwill is recognized in the currency of the acquired company in accordance with IAS 21. This restatement was made retrospectively, for all business combinations prior to January 1, 2004, leading to a decrease in equity of €121 million in the opening IFRS balance sheet at January 1, 2004 and of €124 million at December 31, 2004.

In the French GAAP financial statements, goodwill was recognized in the currency of the acquiring company.

On first-time adoption of IFRS and as allowed under IFRS 1, the Group has elected to transfer cumulative translation adjustments at January 1, 2004 resulting from the translation of foreign subsidiary financial statements to “Consolidated reserves”. This decision had no impact on Group equity as it simply resulted in the reclassification of €2,239 million from “Cumulative translation adjustments” to “Consolidated reserves”, reducing the value of cumulative translation adjustments to nil at January 1, 2004. The impact of this reclassification on 2004 net income is not material.

Transition to IFRS - 2004 | 18

4	MAIN DIFFERENCES BETWEEN GROUP ACCOUNTING POLICIES (FRENCH GAAP) AND IAS / IFRS 4.4 Property, plant and equipment (IAS 16-IFRIC 1, IAS 23, IAS 37, IAS 20)

4.4	PROPERTY, PLANT AND EQUIPMENT (IAS 16-IFRIC 1, IAS 23, IAS 37, IAS 20)

In millions of euros (Group share)	Total	Components approach	Reserves for major repairs	Obligations for dismantling assets	Depreciation of nuclear power stations
Impact on shareholders’ equity at January 1, 2004	560	62	247	(76)	328
Changes in 2004:	(68)	(7)	(21)	(25)	(15)
net income	(61)	(12)	(27)	(8)	(15)
other changes	(7)	5	5	(17)	0
Impact on shareholders’ equity at December 31, 2004	492	55	226	(101)	313

4.4.1	Revaluation of property, plant and equipment and intangible assets

The Group has elected to continue to state property, plant and equipment and intangible assets at historical cost less accumulated depreciation or amortization, rather than applying the allowed alternative method, which consists of regularly revaluing one or several categories of property, plant and equipment.

4.4.2	Components approach

Application of the components approach provided for in IFRS involves:

A. applying a different depreciation period to each component of a fixed asset the useful life of which is different from that of the asset, provided that the cost of components is significant in relation to the total cost of the fixed asset.

In the French GAAP financial statements, the Group applies different depreciation periods only for significant components of complex facilities with useful lives that are different from the useful life of the infrastructure as a whole.

Property, plant and equipment have also been analyzed based on the components approach to determine whether the capitalized costs comply with IAS 16.

The corresponding IFRS restatements have been determined retrospectively from the date on which the assets were recognized in the balance sheet up to December 31, 2003.

B. identifying and separately recognizing (in the initially recognized cost of the corresponding asset in the IFRS balance sheet) the cost of major inspections and replacements under multi-year maintenance programs. These components are depreciated on a straight-line basis over their own useful life (i.e. over the period to the next replacement). When the replacements are performed, the related costs are capitalized and depreciated on a straight-line basis over the period to the next inspection or replacement. The corresponding IFRS adjustment has been determined retrospectively from the date when the assets were first recognized in the balance sheet up to December 31, 2003.

This restatement increases Group equity by €62 million at January 1, 2004 and €55 million at December 31, 2004. Net income is reduced by €12 million.

4.4.3	Reserves for major repairs

As a consequence of the application of the components approach, reserves for major repairs carried in the French GAAP financial statements are not recognized under IFRS, due in particular to the inclusion of “major inspection/replacement costs” components in the carrying value of the related assets. These provisions have therefore been eliminated, generating an increase in Group equity of €247 million at January 1, 2004 and €226 million at December 31, 2004. Net income is reduced by €27 million.

4.4.4	Obligations for dismantling

Under IAS 16, the value at which an asset is measured at recognition includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present, legal or implicit obligation to dismantle or restore the item. The amount recognized in assets for dismantling costs is recorded as a liability in the same amount.

The Group has elected to apply the option available to first-time adopters of IFRS under IFRIC 1, as follows:

•	the liability at the date of transition to IFRS has been measured in accordance with IAS 37, based on the cash flow and discount rate assumptions applied at the transition date; the discount rate is 5% for the Belgian power stations;

•	the gross amount that would have been included in the cost of the related asset when the liability first arose has been estimated by discounting the liability to the commissioning date using the average of the discount rates that would have applied for that liability over the period from the commissioning date to the IFRS transition date;

19 | Transition to IFRS - 2004

MAIN DIFFERENCES BETWEEN GROUP ACCOUNTING POLICIES (FRENCH GAAP) AND IAS / IFRS 4.4 Property, plant and equipment (IAS 16-IFRIC 1, IAS 23, IAS 37, IAS 20)	4

•	accumulated depreciation has been calculated retrospectively on the recognized asset, based on the total useful life of the asset estimated at the transition date.

In the French GAAP financial statements, under CRC regulation 2000-06 on liabilities applicable since January 1, 2002, a liability is recognized when asset is commissioned for the present value of the estimated dismantling cost and an equivalent amount is added to the carrying value of the facility. However, in the absence of detailed guidelines, the Group applies a historical discount rate that complies with US GAAP (SFAS 143 – Asset retirement obligation).

The impact of the restatement, arising mainly from the difference between the historical discount rate and the discount rate at January 1, 2004, as applied to dismantling provisions, is a €76 million decrease in equity at January 1, 2004 and a €101 million decrease at December 31, 2004. Net income for 2004 is reduced by €8 million.

4.4.5	Depreciation of nuclear power stations

Under IAS 16, depreciation is calculated from the date when the asset is available for use.

In the French GAAP financial statements, nuclear power stations are depreciated based on the percentage of completion of construction work. Historically, this accounting treatment was applied to nuclear power stations in Belgium (the last of which was commissioned in 1985) in accordance with the recommendations of the electricity and gas industry control board (Commission de Contrôle de l’Electricité et du Gaz) for pricing purposes.

The corresponding IFRS restatement has been calculated retrospectively, leading to an increase in equity of €328 million at January 1, 2004 and of €313 million at December 31, 2004. Net income is reduced by €15 million.

4.4.6	Capitalization of borrowing costs

In accordance with the allowed alternative accounting treatment provided for in IAS 23, the Group has decided to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset.

This principle is similar to that currently applied by the Group in the French GAAP financial statements.

4.4.7	Investment subsidies

Under French GAAP, investment subsidies are presented in Other Liabilities and released to profit or loss over the useful life of the assets in respect of which they were received.

Under IFRS, the Group has decided to deduct investment subsidies from the value of the assets concerned. Consequently, the net book value of Group Property, plant and equipment was reduced by €79 million at January 1, 2004 and December 31, 2004. This change in accounting policy does not impact equity or net income.

4.4.8	Balance sheet presentation of entitlement to power station capacity

The Group contributed in financing the construction of certain nuclear power stations operated by third parties and in consideration received the right to purchase a share of the production over the useful life of the assets.

Under IFRS, entitlement to power station capacity is presented in intangible assets. Under French GAAP, this entitlement is presented in Property, plant and equipment.

In accordance with IFRS, the Group therefore transferred the value of entitlement capacity from “Property, plant and equipment” to “Intangible assets” (€644 million at January 1, 2004 and €662 million at December 31, 2004 after IFRS restatements).

Transition to IFRS - 2004 | 20

4	MAIN DIFFERENCES BETWEEN GROUP ACCOUNTING POLICIES (FRENCH GAAP) AND IAS / IFRS 4.5 Deferred taxes (IAS 12) 4.6 Intangible assets (IAS 38) 4.7 Revenue recognition (IAS 18)

4.5	DEFERRED TAXES (IAS 12)

Under IAS 12 deferred taxes shall not be discounted.

In the French GAAP financial statements, as provided for in CRC regulation 99-02, deferred taxes are discounted when the impact at the level of a taxable entity is material and the periods in which the underlying temporary differences will reverse can be reliably estimated. This IFRS restatement generated a decrease in equity of €139 million at January 1, 2004 and of €138 million at December 31, 2004 and an increase in net income of €1 million.

The deferred tax effect related to IFRS adjustments amounted to €21 million at January 1, 2004 and €56 million at December 31, 2004. Net income was increased by €13 million.

4.6	INTANGIBLE ASSETS (IAS 38)

At the inception or during the life of long-term concession contracts, the Group is required to make payments for concession operating rights.

These operating rights are not covered by the future IFRIC interpretations concerning service concession arrangements.

In the French GAAP financial statements, the paid or payable amounts are recognized at their nominal amount.

In the IFRS financial statements, the payable amounts are recognized at their discounted present value. The impact of the restatement on equity is a decrease of €78 million at January 1, 2004 and of €88 million at December 31, 2004. Net income is reduced by €11 million.

4.7	REVENUE RECOGNITION (IAS 18)

Part of the price received by the Group under certain long-term electricity sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract.

In the French GAAP financial statements, revenues are recognized based on the contract terms and, in the case of long-term electricity sales contracts, the fixed payment is recognized on the billing date.

Under IFRS, particularly IAS 18, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next. The impact of the IFRS restatement on equity is a decrease of €139 million at January 1, 2004 and of €152 million at December 31, 2004. Net income is reduced by €19 million.

In addition, the application of IAS 18 changes the income statement presentation of certain transactions. This mainly involves transactions entered into as part of operational energy trading activities and income received from third parties. In the French GAAP financial statements, the contribution of energy trading activities aimed at optimizing production assets and fuel purchase and energy sale portfolios, is recorded in “Revenues” and “Purchases and changes in inventories”.

In accordance with IAS 18 and IAS 1, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, they are recognized in revenue based on the net amount. This change in presentation leads to a decrease in revenue of €1,761 million and a reduction in net operating expenses of the same amount. It does not therefore impact net operating income.

Revenues collected on behalf of third parties by the Environment Division, which are reported in the French GAAP financial statements under revenue and expenses, are in the same way recognized in revenue on a net basis in the IFRS financial statements. This change in presentation leads to a decrease in revenue of €1,001 million, with nil impact on net operating income.

21 | Transition to IFRS - 2004

MAIN DIFFERENCES BETWEEN GROUP ACCOUNTING POLICIES (FRENCH GAAP) AND IAS / IFRS 4.8 Securitization (IAS 27/SIC 12) 4.9 Share-based payment (IFRS 2) 4.10 Discontinued operations (IFRS 5)	4

4.8	SECURITIZATION (IAS 27/SIC 12)

In the French GAAP financial statements at December 31, 2004, special purpose entities set up in connection with the Group’s securitization programs have not been consolidated. This accounting treatment complies with CRC regulation 99-02 and the recommendation of the French Accounting Board’s emerging issues task force (Comité d’Urgence du CNC) dated October 13, 2004. The impact of the consolidation of these securitization funds at December 31, 2003 and December 31, 2003 is presented in Note 20.5 “Off-balance sheet commitments - Trade receivable securitization program” to the consolidated financial statements.

In the IFRS financial statements, these special purpose entities set up in connection with the Group’s securitization programs are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities, when the transferor retains the majority of the risks and benefits relating to the transferred receivables.

This restatement does not impact equity and leads to:

•	an increase in receivables in assets, in the amount of outstanding securitized receivables (€377 million at January 1, 2004 and € 393 million at December 31, 2004);

•	an increase in borrowings in liabilities, for ordinary shares and the share corresponding to amounts deposited by subsidiaries with the securitization funds (overcollaterization).

4.9	SHARE-BASED PAYMENT (IFRS 2)

Under French GAAP, stock purchase and subscription options granted to employees are not recognized in the financial statements but disclosed in off-balance sheet commitments.

Application of IFRS 2 results in the recognition of an expense corresponding to benefits granted to employees in the form of share-based payments. Options are valued by the Group at the grant date using the binomial valuation method. This value is recorded in personnel costs on a straight-line basis over the vesting period, offset through equity. Pursuant to the provisions of IFRS 2, only equity settled plans, which are granted after November 7, 2002 and have not yet vested at January 1, 2005, are valued and recognized in personnel costs. Plans granted prior to November 7, 2002 are not valued and are not recognized in the financial statements.

4.10	DISCONTINUED OPERATIONS (IFRS 5)

As permitted by IFRS 1, the Group has elected to adopt IFRS 5 from January 1, 2004 and, as such, to present discontinued operations separately.

Under IFRS 5, the assets and liabilities of discontinued operations must be presented as a single amount on the face of the balance sheet and the results of discontinued operations must be presented as a single amount on the face of the income statement.

Given the Group’s withdrawal from the Communication sector, the assets and liabilities of this activity were reclassified (in the amount recorded in the French GAAP financial statements) within “Discontinued operations” in the balance sheet.

These reclassifications break down as follows:

In millions of euros	Assets	Liabilities
M6	572	279
Noos	757	572
Paris Première	30	11
Other	95	50

Total	1,454	912

These investments were sold by the Group at the beginning of 2004.

Transition to IFRS - 2004 | 22

4	MAIN DIFFERENCES BETWEEN GROUP ACCOUNTING POLICIES (FRENCH GAAP) AND IAS / IFRS 4.11 Other items

4.11 OTHER ITEMS

A.	Equity impacts (see table 3.1)

Under French GAAP, the impact of the transfer of Lydec pension obligations to an external fund was accounted for as follows:

•	in equity in the amount initially recognized when the commitments were first recorded in the French GAAP financial statements in 1999 for €57 million, net of taxes;

•	in the income statement for the service cost acquired after january 1, 1999, for €77 million.

Under IFRS, the reversal of these obligations is recorded in full through profit or loss . Net income is increased by €57 million net of tax (Group share).

This restatement accounts for the majority of other IFRS restatements impacting Group equity.

B.	Income statement impacts (see table 3.3.1)

In accordance with IAS 37, expenses corresponding to the reversal of discounting adjustments to long-term reserves (for dismantling obligations, nuclear waste reprocessing costs, site restoration costs) are now presented in financial expenses, as opposed to net operating income in the French GAAP financial statements. This reclassification leads to an increase in financial expenses of €242 million at December 31, 2004 and a matching decrease in “Depreciation and amortization expenses” in operating income.

C.	Balance sheet impacts (see tables 3.2.2 and 3.2.3)

1. Consolidation of joint ventures

The Group has decided to maintain the proportional consolidation of joint ventures. There is therefore no difference with respect to French GAAP.

2. Goodwill in respect of equity affiliates

Goodwill in respect of equity affiliates recorded under French GAAP within “Goodwill”, is reclassified under IFRS within “Companies accounted for under the equity method”. Amounts reclassified total €128 million at January 1, 2004 and €127 million at December 31, 2004.

3. Presentation of construction contracts falling within the application scope of IAS 11

IAS 11 imposes specific presentation rules for assets and liabilities relating to construction contracts.

Application of these new provisions notably leads to the presentation on a single line of the balance sheet of assets and liabilities resulting from the application of the percentage of completion method, which could previously be presented under several balance sheet headings under French GAAP. Depending on the contract position, this amount is presented in balance sheet assets under “Amounts due from customers” (in “Trade receivables and other receivables” in the condensed IFRS balance sheet) or in balance sheet liabilities under “Amounts due to customers” (in “Accounts payables” in the condensed IFRS balance sheet).

In particular, reserves for losses to completion in respect of construction contracts are no longer included in reserves for contingencies and losses.

The reclassifications between French GAAP and IFRS impact, depending on the contract position, Inventories and Work in progress, Trade receivables and other receivables, account payables and other current liabilities and reserves for contingencies and losses.

23 | Transition to IFRS - 2004

MAIN DIFFERENCES BETWEEN GROUP ACCOUNTING POLICIES (FRENCH GAAP) AND IAS / IFRS 4.12 Non-recurring items included in operating income	4

4.12	NON-RECURRING ITEMS INCLUDED IN OPERATING INCOME

IFRS 2004 operating income includes an income of €517 million (including €369 million included in exceptional income under French GAAP) in respect of material non-recurring events. This amount comprises the following balances:

•	the reversal of the reserve for Lydec pension obligations in the amount of €225 million, following the transfer of these obligations to an external fund in 2004. This balance of €225 million includes the reserve reversal recorded through profit or loss in the French GAAP financial statements of €77 million (see section 3.3.2 B) and the reserve reversal recorded through equity in the French GAAP financial statements of €148 million. Under IFRS, the entire reserve is reversed through profit or loss;

•	the reversal of nuclear waste reprocessing reserves in the amount of €152 million (see section 3.4.1 B);

•	income of €140 million in respect of estimated receivables for supplementary pension benefits and equivalent paid by the Group for personnel providing services on behalf of distribution network operators in Belgium (see section 3.4.1 B).

Transition to IFRS - 2004 | 24

5	ISSUES NOT DEALT WITH IN 2004 5.1 Concessions

5.	ISSUES NOT DEALT WITH IN 2004

5.1	CONCESSIONS

The Group is waiting for the IFRIC’s final interpretations concerning the accounting treatment of concession contracts. The following draft interpretations were published by IFRIC on March 3, 2005:

•	D 12: Service concession arrangements: Determining the accounting model;

•	D 13: Service concession arrangements: The financial asset model;

•	D 14: Service concession arrangements: The intangible asset model;

The period for submitting comments ends on May 31 and the IASB is expected to approve the final interpretations during the second half of this year.

The interpretations will be applicable retrospectively from January 1, 2006 and early (retrospective) application from January 1, 2005 will be encouraged.

At SUEZ, the interpretations will apply to the following contracts:

•	delegated public service contracts in France:

•	Water distribution and water treatment,

•	Heating networks,

•	Electricity distribution,

•	Household waste incineration;

•	international water distribution contracts;

•	BOT (Build Operate and Transfer) contracts.

The IFRIC has proposed two alternative accounting models for service concession arrangements: the intangible asset model and the financial asset model. The choice between the two depends on who has primary responsibility for paying for the concession services and not the extent to which the risks and rewards of ownership lie with the operator:

•	the intangible asset model would apply when the concession services are paid for by the users:

•	this model would apply to the delegated public service contracts in France and to most international water distribution contracts,

•	the main identified impacts of applying this model would be as follows:

•	assets made available by the grantor without consideration and the corresponding liabilities would no longer be recognized in the balance sheet;

•	start-up capital expenditure incurred during the concession period would be treated as intangible assets (and not as property, plant and equipment, as is currently the case);

•	the financial asset model would apply when the concession services are paid for by the grantor:

•	this model would apply to BOT contracts,

•	the main identified impacts of applying this model would be as follows:

•	assets made available by the grantor without consideration and the corresponding liabilities would no longer be recognized in the balance sheet,

•	the start-up costs incurred during the concession period would be treated as financial assets (and not as property, plant and equipment, as is currently the case),

•	revenue would consist of the portion of the concession fee corresponding to the remuneration of concession services, with the remaining portion recognized as a repayment of the financial asset,

•	interest revenue on the outstanding financial asset would be recognized in profit or loss.

There is still some uncertainty about the impacts of the IFRIC’s draft interpretation on the income statement, particularly the accounting treatment of the obligation to replace infrastructure under the two models described above (in the French GAAP financial statements, this obligation is covered by a provision).

The Group continues to participate actively in the various working groups on this topic set up by the French National Accounting Council (CNC) and is closely monitoring the IFRIC’s discussion of the matter.

At this stage of the analysis, based on the interpretations presented for comment, most of the Group’s concession contracts would be accounted for using the intangible asset model.

Pending publication of the IFRIC’s final interpretations and completion of the Group’s analysis of the concession contracts, concession assets and liabilities and revenues and expenses have been accounted for in the opening IFRS balance sheet at January 1, 2004 in accordance with applicable French GAAP, as described in Notes 1.E, 1.L and 9.3 to the consolidated financial statements. The main items related to concession contracts that are subject to specific accounting treatment are as follows:

•	provisions for replacements and major repairs;

•	financial depreciation (amortissement de caducité) of concession assets returned to the grantor at the end of the concession without consideration.

Assets made available by the grantor at the inception of the concessions, which are recognized under assets and liabilities in the French GAAP financial statements, have nonetheless been eliminated from the opening IFRS balance sheet at January 1, 2004. This adjustment has no impact on equity.

25 | Transition to IFRS - 2004

ISSUES NOT DEALT WITH IN 2004
5.2 Right of use
5.3 Financial instruments	5

5.2	RIGHT OF USE

In December 2004, the IFRIC published interpretation IFRIC 4 – Determining whether an arrangement contains a lease –, the principles of which are similar to US GAAP interpretation EITF 01- 08 that was applicable prospectively from January 1, 2004 in the Group’s US GAAP financial statements.

IFRIC 4 deals with the identification and recognition of energy services, purchasing and sales contracts that, although not qualified as leases from a legal standpoint, convey to customers/suppliers the right to use an asset or a group of assets in exchange for fixed payments. These contracts could be considered as leasing arrangements, in which case they would be qualified as either operating or finance leases. In the latter case, a finance receivable would be recognized to reflect the financing deemed to be granted where the Group is considered as acting as lessor and its customers as lessees.

SUEZ is concerned by this interpretation mainly with respect to:

•	certain energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset;

•	certain contracts with industrial customers under which the Group operates assets dedicated to the customers concerned.

From a legal standpoint, these contracts are not leases and the assets are therefore recognized in property, plant and equipment in the French GAAP financial statements.

This interpretation is applicable retrospectively as from January 1, 2006 with early application encouraged. Pending information about the IFRIC’s position regarding the accounting treatment of service concession arrangements, the Group has currently decided not to elect for early application.

5.3	FINANCIAL INSTRUMENTS

The Group has elected to apply IAS 32 and IAS39 as from January 1, 2005. Consequently, in accordance with the option provided for in IFRS 1, no comparative information will be presented for 2004 regarding financial instruments governed by IAS 32/39.

In the opening IFRS balance sheet at January 1, 2004, no adjustments have been recorded and no financial assets have been reclassified, other than based on the distinction between current and non-current assets.

In view of the long-term nature of the SEE and SEI energy purchase and sale contracts and the Group’s energy trading transactions (hedging of commodity price risks, optimization of production resources and the portfolio of purchase and sale contracts), application of these standards could lead to significant volatility in both profit and equity.

The main differences compared to French GAAP are expected to concern:

•	measurement at fair value of certain commodity contracts or other commercial contracts that would not be considered as being entered into in the normal course of business under IAS 39;

•	measurement and classification of financial assets and liabilities;

•	recognition in the balance sheet of derivative instruments used to hedge market risks (interest rate and foreign exchange risks and commodity risk).

Transition to IFRS - 2004 | 26

IMPACT OF IFRS IMPLEMENTATION
6	ON THE CONSOLIDATED STATEMENT OF CASH FLOWS

6.	IMPACT OF IFRS IMPLEMENTATION ON THE CONSOLIDATED STATEMENT OF CASH FLOWS

In millions of euros	December 31, 2004 French GAAP	IFRS reclassifications on non cash items
Net income before minority interests	2,636.8
Dividends received from companies accounted for under the equity method (net of share in net consolidated income)	241.3
Net depreciation, amortization and provisions	1,419.2	735.7
Net capital gains on disposals of assets (including provisions reversal)	(128.5)	(31.2)
Net capital gains on discontinued operations		(716.4)
Items without any cash impact	317.8	11.9

Gross cash flow under French format	4,486.6

• Income tax
• Financial loss
Gross cash flow before financial loss and income tax		0.0
+ Income taxes paid (excluding income taxes paid on disposals)
Changes in operating working capital	(110.1)

Cash flow from operating activities	4,376.5	0.0

Purchase of property, plant and equipment and intangible investments	(2,171.3)
Purchase of financial investments	(679.6)
Disposals of property, plant and equipment and intangible investments	340.0
Disposals of financial assets	2,431.2
Cash acquired from acquisitions net of cash disposed of in divestitures(1)	(98.6)
(Increase) decrease in other assets	(75.9)
Interests received
Dividends received
Other cash requirements	(27.4)
Cash flow from (used in) investing activities	(281.6)	0.0
Dividends paid	(1,490.2)
Repayment of financial debt	(8,282.9)
Interests paid
Increase in financial debt	2,352.5
Treasury stock movement	18.5
Increase (decrease) in total shareholders’ equity	318.0
Cash flow from (used in) financing activities	(7,084.1)	0.0
Effect of changes in exchange rates and consolidation method	97.4

Total cash flow from the year	(2,891.8)	0.0

Cash at beginning of year	9,803.1

Cash at year end	6,911.3	0.0

(1)	Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold.

IFRS restatements do not have a material impact on the presentation of the Statement of cash flows.

Gross cash flow is now presented before financial income/(loss) and taxes.

27 | Transition to IFRS - 2004

IMPACT OF IFRS IMPLEMENTATION
ON THE CONSOLIDATED STATEMENT OF CASH FLOWS	6

In millions of euros	Presentation of the cash flows relative to “Financial loss” in the items “cash flow from investing / financing activities”	Presentation of the income taxes paid on a separate line item	IFRS adjustments on cash items	December 31, 2004 IFRS
Net income before minority interests			(82.5)	2,554.3
Dividends received from companies accounted for under the equity method (net of share in net consolidated income)		0.0	9.3	250.6
Net depreciation, amortization and provisions	(297.5)	0.0	68.1	1,925.4
Net capital gains on disposals of assets (including provisions reversal)		5.8	(4.4)	(158.3)
Net capital gains on discontinued operations		0.0		(716.4)
Items without any cash impact	(22.5)	(303.6)	19.1	22.7
Gross cash flow under French format
• Income tax		(929.4)		(929.4)
• Financial loss	(1,052.9)			(1,052.9)

Gross cash flow before financial loss and income tax	732.9	631.6	9.6	5,860.7

+ Income taxes paid (excluding income taxes paid on disposals)		(729.3)		(729.3)
Changes in operating working capital		97.7	(13.6)	(26.0)

Cash flow from operating activities	732.9	0.0	(4.0)	5,105.4

Purchase of property, plant and equipment and intangible investments			(12.7)	(2,184.0)
Purchase of financial investments				(679.6)
Disposals of property, plant and equipment and intangible investments			1.0	341.0
Disposals of financial assets			(1.1)	2,430.1
Cash acquired from acquisitions net of cash disposed of in divestitures(1)				(98.6)
(Increase) decrease in other assets	(2.0)		(1.7)	(79.6)
Interests received	137.6			137.6
Dividends received	104.8			104.8
Other cash requirements			8.0	(19.4)

Cash flow from (used in) investing activities	240.4	0.0	(6.5)	(47.7)

Dividends paid				(1,490.2)
Repayment of financial debt	378.8		(22.5)	(7,926.6)
Interests paid	(1,081.0)			(1,081.0)
Increase in financial debt	(271.1)		32.6	2,114.0
Treasury stock movement				18.5
Increase (decrease) in total shareholders’ equity			0.4	318.4

Cash flow from (used in) financing activities	(973.3)	0.0	10.5	(8,046.9)

Effect of changes in exchange rates and consolidation method				97.4

Total cash flow from the year	0.0	0.0	0.0	(2,891.8)

Cash at beginning of year				9,803.1

Cash at year end	0.0	0.0	0.0	6,911.3

Components of financial income/(loss) impacting cash are presented in investing flows (interest and dividends received) and in financing flows when they relate to net debt.

Tax payable is presented on a separate line within cash flows from operating activities.

Transition to IFRS - 2004 | 28

7	SPECIAL PURPOSE STATUTORY AUDITORS’ REPORT ON THE 2004 IFRS FINANCIAL INFORMATION

7.	SPECIAL PURPOSE STATUTORY AUDITORS’ REPORT ON THE 2004 IFRS FINANCIAL INFORMATION

(This is a free translation into English of the statutory auditors’ report relating to the 2004 IFRS financial information issued in the French language and is provided solely for the convenience of English speaking readers. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.)

Dear Shareholders,

Pursuant to your request and in our capacity as statutory auditors of SUEZ, we have audited the accompanying 2004 IFRS financial information presenting the expected impact of the transition to International Financial Reporting Standards (IFRS), as adopted in the European Union, on the accompanying consolidated opening balance sheet at January 1, 2004, the consolidated balance sheet at December 31, 2004 and the consolidated income statement for the year ended December 31, 2004 (the “2004 IFRS financial information”).

The 2004 IFRS financial information has been prepared under the responsibility of the Board of Directors, in connection with the transition to IFRS, as adopted in the European Union, to draw up consolidated financial statements for fiscal year 2005, based on the consolidated financial statements for the year ended December 31, 2004 prepared in accordance with French GAAP (the “consolidated financial statements”), which we have audited in accordance with the professional standards applicable in France. The audit of the consolidated financial statements for the year ended December 31, 2004 led us to issue an unqualified opinion on these consolidated financial statements. It is our responsibility, based on our audit, to express an opinion on the 2004 IFRS financial information.

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2004 IFRS financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this information. An audit also includes assessing the accounting principles used and the significant estimates made for the preparation of the 2004 IFRS financial information, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 IFRS financial information has been prepared, in all material respects, in accordance with the note presenting the IFRS transition, which specifies how IFRS 1 and the other international accounting standards adopted in the European Union have been applied, and indicates, according to management, the standards, interpretations, accounting rules and methods, which should be applied for the preparation of the consolidated financial statements for fiscal year 2005 in accordance with IFRS as adopted in the European Union.

Without qualifying our opinion, we draw your attention to:

•	section 1, which describes the reasons why the 2004 IFRS financial information presented in the consolidated financial statements for fiscal year 2005 may differ from the 2004 IFRS financial information accompanying this report;

•	section 5 and “Context of the publication” which describe the maintenance of the accounting treatment currently applied in the French GAAP financial statements with respect to concession assets and liabilities and revenues and expenses, with the exception of assets made available by the grantor at inception on the concession. This accounting treatment could change in the final financial statements, depending on the IFRIC final interpretations and completion of the Group’s analysis of the concession contracts.

Moreover, this 2004 IFRS financial information should not be considered as consolidated financial statements prepared in accordance with IFRS as adopted in the European Union since the purpose of such information is to prepare for the transition to IFRS with respect to the preparation of the consolidated financial statements for fiscal year 2005. As a result, this information does not provide a fair presentation, under IFRS, of the assets, liabilities, financial position and results of the companies included in the consolidation.

Neuilly-sur-Seine, May 13, 2005

The Statutory Auditors

Deloitte & Associés	Barbier Frinault & Autres Ernst & Young

Jean-Paul Picard	Christian Chochon

29 | Transition to IFRS - 2004

This brochure was printed on a coated woodfree paper that is 100% chlorine-free, recyclable and biodegradable. The paper was fabricated in European factories that are certified ISO 9001 (based on quality criteria) and ISO 14001 (based on environment criteria) and are EMAS-accredited for their environmental performance. The paste used in its fabrication was obtained from trees grow in European forests having received PEFC certification, indicative of sustainable forest management.

This paper obtained a ISEGA certificate and contains no heavy metals (less than 100 ppm).

This document was first distributed along with the 2004 Reference Document at the Group’s Annual General Meeting held in Paris on May 13, 2005. It had a print run of 1.000 copies in its English edition. It is also available in French from the Communications Department upon simple request by fax (+33 1 40 06 67 55).

All SUEZ publications can be downloaded from the Group’s website: www.suez.com.

Publisher: - Design and production: © 05/2005

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A Public Limited Company with a share capital of €2,040,930,772

Corporate headquarters: 16, rue de la Ville l’Evêque, 75008 Paris, FRANCE

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www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary